United States securities and exchange commission logo





                              December 21, 2021

       Siping Xu
       Chief Executive Officer
       MDJM LTD
       Xikang Road, Heping District, Tianjin
       Suite C-1505, Saidun Center
       People's Republic of China

                                                        Re: MDJM LTD
                                                            Registration
Statement on Form F-3
                                                            Filed November 24,
2021
                                                            File No. 333-261347

       Dear Mr. Xu:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-3

       Cover Page

   1. Please revise to state prominently that you are not a Chinese operating company and, where you identify
VIEs, disclose, if true, that these contracts have not been tested in court. Additionally,
revise your disclosure regarding the legal and operational risks associated with being
based in or having the majority of the company's operations in
                                                        China to make clear
that these risks could cause the value of your securities to significantly decline
or be worthless. Your disclosure should address how recent
                                                        statements and
regulatory actions by China   s government, such as those related to the use
                                                        of variable interest
entities and data security or anti-monopoly concerns, has or may
                                                        impact the company   s
ability to conduct its business, accept foreign investments, or list on
 Siping Xu
FirstName LastNameSiping Xu
MDJM LTD
Comapany21,
December  NameMDJM
              2021     LTD
December
Page 2    21, 2021 Page 2
FirstName LastName
         an U.S. or other foreign exchange. Please also disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
2. On the Cover Page, please clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using
terms such as    we    or
            our    when describing activities or functions of a VIE. For
example, disclose, if true, that
         your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile)
         in which investors are purchasing their interest.
3. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         State whether any transfers, dividends or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
4. We note your disclosure that the VIE structure is used to replicate foreign investment in
         China-based companies. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment.
         Please revise accordingly. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.
Prospectus Summary , page 3

5. We note the graphic on page 4 and the accompanying narrative disclosure. Please revise to identify the person or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in
         which the company   s operations are conducted.
6. We note your disclosure on page 3 and throughout your filing that you control and receive economic benefits of Mingda Tianjin's business operations through VIE agreements and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note the disclosure that you are the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from
 Siping Xu
FirstName LastNameSiping Xu
MDJM LTD
Comapany21,
December  NameMDJM
              2021     LTD
December
Page 3    21, 2021 Page 3
FirstName LastName
         implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.
7. Please revise your summary of risk factors to provide cross-references to the more detailed discussion of the significant regulatory, liquidity, and enforcement risks associated with having a majority of the company's operations in China.
8. We note the statement on page 6 regarding the PCAOB determining that it cannot inspect or fully investigate your auditor. Please revise to disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
9. Please refer to the selected financial schedule on page 14. Please revise the schedule to present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
Risk Factors, page 14

10.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise your risk factor on page 18 to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock.
11. We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies
         Accountable Act and as a result an exchange may determine to delist your securities.
12. Additionally, please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted,
         would decrease the number of    non-inspection years    from three
years to two years, and
 Siping Xu
MDJM LTD
December 21, 2021
Page 4
      thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
General

13. We note that you are registering the offer and sale of debt securities, and the exhibit index does not identify the indenture. Please file a form of indenture as an exhibit to the registration statement. Refer to Trust Indenture Act of 1939 Compliance and Disclosure
      Interpretation Question 201.02 for guidance. Similarly, it is unclear why the exhibit index does not identify a Form T-1. Please revise accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Austin Wood at 202-551-5586 or Jim Lopez at 202-551-3536 if you have any questions.



                                                            Sincerely,
FirstName LastNameSiping Xu
                                                            Division of
Corporation Finance
Comapany NameMDJM LTD
                                                            Office of Real
Estate & Construction
December 21, 2021 Page 4
cc:       Ying Li
FirstName LastName